FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of March 2004

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes |_|  No |X|

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Sanitec International S.A.
                                                         (Registrant)


                                                  By:  /s/ Timo Lehto
                                                       -------------------------
                                                  Name:    Timo Lehto
                                                  Title:   Principal Financial
                                                            Officer and Director

26 March 2004



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                           FORWARD-LOOKING STATEMENTS

         This release includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on June 24, 2003, as well as those included elsewhere in this release. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

PRESS RELEASE, PUBLICATION ON FRIDAY 26 MARCH AT 15:00 CET

PRODUCTION TO BE CEASED AT SANKER SPOL S R.O. IN SLOVAK REPUBLIC

Today the Management of Sanker Spol. S r.o. has informed its Works Council that due to Sanker's accumulating losses, it intends to close the production plant at Nitra, Slovak Republic. Following a closing, Sanker will proceed to a collective lay-off procedure.

Despite the best efforts by Sanker employees to improve profitability, the plant has operated at unacceptable losses since several years. The design of the factory has proven not to meet the requirements of the Sanitec production network and therefore a turn around is regarded as unlikely. Consequently, Sanitec Corporation has decided no longer to finance losses and investments of Sanker Spol S r.o. and it will respectively reduce its ceramic sanitaryware production capacity in Europe.

Sanker is an indirect subsidiary of Sanitec Corporation and employs 174 persons. Sanker has produced ceramic sanitaryware products mainly for the Slovak market. Customers will be properly supplied firstly by Sanker stock and then by other sources within Sanitec's production network.

For further information, please contact

Sanitec Corporation
Mr Timo Lehto, Senior Vice President & CFO, Sanitec Corporation
Tel. +358 9 7095 402
Mobile +358 50 2756
timo.lehto@sanitec.com